Fort Dearborn Income Securities, Inc.
One North Wacker Drive
Chicago, Illinois 60606-2807

December 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

     Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fort Dearborn Income Securities, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on December 9, 2013.

Very truly yours,

Fort Dearborn Income Securities, Inc.

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Vice President, Treasurer and
Principal Accounting Officer